FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2003

NOVAMERICAN STEEL INC.

____________________________________

(Translation of Registrant’s Name into English)

2175 Hymus Boulevard

Dorval, Québec H9P 1J8

Canada

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(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F   X

Form 40-F  __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes __

No   X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

Enclosure:

Press release dated January 8, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVAMERICAN STEEL INC.

Date: January 8, 2003	By: /s/ Christopher H. Pickwoad

Christopher H. Pickwoad, CA Chief Executive Officer & Executive Vice President